SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

RELEVANT FACT

EMBRATEL PARTICIPAÇÕES S.A.
Open Capital Company
Corporate Taxpayer Registry n.º 02.558.124/0001 -12

The Directors of EMBRATEL PARTICIPAÇÕES S.A. (‘Embrapar or the Company’), in compliance with the requirements of the CVM (Brazilian Securities and Exchange Commission) Instructions nos. 358/2002 and 319/1999, here by publicly declares the following:

A – Introduction

The directors of Embrapar, as made known in the Disclosure of Relevant Fact published on May 24th 2005, conducted studies which confirmed the viability and the interest of the acquisition, by the Company, (i) of the total capital stock of Telmex do Brasil Ltda. (‘TDB’) and (ii) a corporate stake corresponding to 37.1% of the capital stock of Net Serviços de Comunicação S.A. (‘NET’), owned by Teléfonos de México S.A. de C.V. (‘Telmex’).

B – Implementation of the Acquisition

Having confirmed, after the conclusion of the aforementioned studies, that it is in the interest of Embrapar to acquire the said corporate shareholdings, its was agreed that the said acquisition shall be implemented through the merger into Embrapar of the companies Atlantis Holdings do Brasil Ltda. (‘Atlantis’), limited company with head office in the City and State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n.º 100, Bloco D, 5º floor, Room A, Corporate Taxpayer Registry n.º 03.236.149/0001 -62, NIRE 3521576279-6, holder of the total shares representing the capital of TDB and (ii) Latam Brasil Participações S.A. (‘Latam Brasil’), stock corporation with head office at Rua Regente Feijó, n.º 166, 16º floor, room 1687-A, Centro, City and State of Rio de Janeiro, Corporate Taxpayer Registry n.º 07165506/0001-08, NIRE 33.3.0027511 -8, holder of shares representing 37.1% of the capital stock of NET, noting that 100% (one hundred per cent) of the capital of these companies (Atlantis and Latam Brasil) is owned, indirectly, by Telmex.

C – Reasons for the Acquisition and Merger

The valuation studies of NET and TDB allowed the Company’s Board of Directors to conclude that the acquisition through the merger of the shareholdings in the said companies will be of add value to Embrapar’s shareholders, since its implementation will contribute to the development of its business activities and the activities of its subsidiaries, Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) in particular, both through an increase in its operations in markets in which the company already has a strong presence and though an expansion into other market sectors, notably the provision of local telephony services to Small and Medium-Sized Enterprises (SME) and Residential markets, given that:

- in the case of TDB: the acquisition will enable the integration of around 500 (five hundred) km of urban fiber optic networks in 8 cities (especially São Paulo), connecting over 1,000 (one thousand) corporate buildings, will allow Embratel at the same time: (i) increase significantly its last-mile capillarity to provide services to new corporate clients; and (ii) add a significant portfolio of corporate clients, with a focus on providing integrated Voice, Data and Internet services. This acquisition will also allow additional financial earnings, deriving from operational and administrative synergies.

- in the case of NET: the merger with Latam will imply the acquisition of a stake in NET and the integration of Embrapar with the shareholders agreement with NET and with its controlling shareholder, GB Empreendimentos e Participações S.A. (“GB”), obtaining the following benefits: (i) enable a closer relationship between the two companies and the development of joint opportunities, particularly with respect to the possible use, by Embratel, of NET’s network to provide integrated telecommunication services, including local and long distance telephony to a potential market of more than 6,700,000 (six million seven hundred thousand) residences and 700,000 (seven hundred thousand) SMEs within the NET network’s area of coverage, as well as significantly increasing the capillarity for providing corporate services for accessing the more than 6,000 (six thousand) km of fiber optic cable included in the NET network; and (ii) ensure Embrapar the right to acquire the control of NET, through the exercise of the call option, according to the terms and conditions established in the shareholders’ agreement of GB.

In addition to the tangible benefits mentioned above, the merging of interests between the shareholders of Embrapar and the holding company Telmex will enable the transformation of the Embrapar into the single channel for promoting Telmex’s strategy for expansion in the Brazilian telecommunications market, generating even greater operational efficiency and commercial effectiveness.

D – Acquisition and Merger Conditions

For the reasons exposed above, Embrapar’s Directors decided to propose to its shareholders, in an extraordinary general meeting convened to take place on October 24th 2005, the merger into Embrapar of Atlantis and Latam Brasil, through the transfer of the book value net worth of Atlantis and Latam Brasil to Embrapar (the ‘Acquisition and Merger’), in the form described below.

Consequently, we hereby notify shareholders and the market in general of the conditions of the Acquisition and Merger Proposal, which will be submitted for approval by the shareholders and partners of the companies involved within the pertinent legal deadlines.

E – Objectives of the Operation

As explained above, the Acquisition and Merger forms are an integral part of a process of developing the activities of Embratel in the provision of telecommunications services.

The Acquisition and Merger will occur so that Embrapar will receive – for their respective book values – the total assets, rights and obligations of Atlantis and Latam Brasil. As a result of the Acquisition and Merger , Embrapar will increase the book value of its net worth by a sum equivalent to the book values of Atlantis and Latam Brasil.

F –Acts preceding the operation

In addition to the aforementioned studies and the acts required to convene the extraordinary general meetings of the shareholders of Embrapar and Latam Brasil and the partners meeting of Atlantis, which will decide on the Acquisition and Merger, the directors of the companies involved have signed the Acquisition and Merger Protocol and Reasons for the acquisition presented to the shareholders and partners of the companies involved.

G –Exchange ratio, number and kind of shares to be issued to the shareholders of Latam Brasil and the limited partners of Atlantis and rights of the shares

The shareholders of Latam Brasil will be issued, in exchange of the 100% (one hundred per cent) shares in their ownership, representing the total capital of the latter company, , a total of 186,512,208,082 (hundred eighty six billion, five hundred and twelve million, two hundred and eight and eighty two common registered shares issued by Embrapar, which will be entitled to the same rights and advantages attributed to the common registered shares issued by Embrapar already in circulation and which will share in the income of the financial year in progress in proportion to the period following their date of issue, therefore translating as an exchange ratio of 219.1087 (two hundred and nineteen and one zero eight seven decimals) common shares issued by Embrapar in substitution for each share issued by Latam Brasil, annulled as a result of the takeover. This share exchange ratio was established at the mid-point of the band indicated in the economic valuation of the two companies undertaken by the Banco ABN AMRO Real S.A. (‘ABN AMRO’), company with head office at Avenida Paulista, n.º 1374 - 3º floor, Bela Vista, São Paulo – SP, Corporate Taxpayer Registry n.º 33,066,408/0001-15, NIRE no. 35,300,137,477; this evaluation, taking into account the discounted cash flow of Latam Brasil and Embrapar, arrived at the following values: (i) R$1.205 billion for Latam Brasil and R$4.847 billion for Embrapar. Additionally, the banks Citigroup Global Markets, Inc. (‘Citigroup’), company duly constituted in accordance with the laws of the State of New York, United States of America, with head office at 388 Greenwich Street, New York, New York 10013, and ABN AMRO certified from the financial point of view to Embrapar shareholders, the fairness of the established share exchange ratio. As stipulated in the final part of art. 264 of the Corporate Law nº 6404/76 (LSA), and due to the fact that Latam Brasil is controlled by the same shareholder as Embrapar, the company Aval Consult Engenharia de Avaliações Ltda. (‘Consult’), with head office at Rua Tabapuã 821 – 1st floor, Block 22, City and State of São Paulo, Corporate Taxpayer Registry n.º 48.882.971/0001 -39, with the São Paulo Regional Economic Council (CORECON/SP) n.º RE/5.279, with the São Paulo Federal Engineering, Architecture and Agronomy Council (CREA/SP) n.º 0209030, undertook the valuation, at market prices, of the assets of both companies (Embrapar and Latam Brasil), which shows that the share exchange ratio established is not less favorable for the shareholders of Latam Brasil.

The limited partners of Atlantis will be issued, in 100% (one hundred per cent) exchange of the shares in their ownership, representing the total capital of the latter company, a total of 43,940,441,888 (forty-three billion, nine hundred forty million, four hundred forty one thousand, eight hundred eighty eight) common registered shares issued by Embrapar, which will be entitled to the same rights and advantages attributed to the common registered shares issued by Embrapar already in circulation and which will share in the income of the financial year in progress in proportion to the period following their date of issue, therefore translating as an exchange ratio of 35.1075 (thirty five and one, zero, seven, five decimals) common shares issued by Embrapar in substitution for each share of the capital stock of Atlantis, annulled as a result of the merge. This share exchange ratio was established at the mid-point of the band indicated in the economic valuation of the two companies undertaken by ABN AMRO, this valuation, taking into account the discounted cash flow of Atlantis and Embrapar, arrived at the following values: R$271 million for Atlantis and R$4.847 billion for Embrapar. Additionally, the Citigroup and ABN AMRO banks certified the fairness of the established share exchange ratio from the financial point of view.

As stipulated in the final part of art. 264 of the Corporate Law (LSA), and due to the fact that the owner of the majority of the capital of Atlantis is the shareholder that controls Embrapar, Consult undertook the valuation, at market prices, of the assets of both companies (Embrapar and Atlantis), which shows that the share exchange ratio established is not less favorable for the limited partners of Atlantis.

Embrapar was informed by ABN AMRO, by Consult and by Citigroup that any actual or potential conflict or communion of interests does not exist with the holding company of Embrapar, Atlantis and Latam Brasil, or in relation to the present Acquisition and Merger.

H – Criteria for valuation of the net worth of Atlantis and Latam Brasil and treatment of changes in equity

The net worth of Atlantis will be acquired at book value, taking as a basis the elements listed in the audited balance sheet produced on June 30th 2005 (Base Date). The Acquisition and merger will be based on the net worth value of Atlantis, supported by the valuation study already produced by Consult. The changes in equity of Atlantis, extracted from the Base Date and up to the date on which the Acquisition and Merger is effected will be appropriated by Embrapar.

The net worth of Latam Brasil will be acquired at book value, taking as a basis the elements listed in the audited balance sheet produced on June 30th 2005 (Base Date). The Acquisition and the Merger will be based on the net worth value of Latam Brasil, supported by the valuation study already produced by Consult. The changes in equity of Latam Brasil, extracted from the Base Date and up to the date on which the Acquisition and Merger is effected will be assumed by Embrapar.

I – Increase in the capital stock of Embrapar and ownership of the capital stock and shares after the Acquisition and Merger

The book value of the net worth of Atlantis is R$188,113,341.80 (One hundred eighty eight million, one hundred and thirteen thousand, three hundred forty-one reais and eighty cents)), while the book value of the net worth of Latam Brasil is R$790,114,040.70 (Seven hundred and ninety million, one hundred and fourteen thousand, forty reais and seventy cents). Therefore, the acquisition and merger of the net worth of Atlantis and the net worth of Latam Brasil will result in an increase in the net worth of Embrapar to the sum of R$978,227,382,50 (nine hundred and seventy-eight million, two hundred and twenty-seven thousand, tree hundred and eighty-two reais and fifty cents)and in a consequent increase in its capital stock by the same value through the issue of 230,452,649,971 (two hundred and thirty billion, four hundred and fifty-two million, six hundred and forty-nine thousand and nine hundred and seventy-one)new ordinary shares.

The capital stock of Embrapar will be divided into 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, three hundred and seven) registered shares without face value, comprising 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, three hundred and thirty-one thousand, nine hundred and forty-four) common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, three hundred and twenty-two thousand, three hundred and sixty-three) preferred shares.

J – Absence of dissent among the limited partners of Atlantis and the shareholders of Latam Brasil

The Directors of Embrapar were informed that all the limited partners of Atlantis and all the shareholders of Latam Brasil agree to the realization of the Acquisition and Merger, meaning the reimbursement value of the shareholdings which they own in the aforementioned companies will no longer be informed, since this information is inapplicable to the Acquisition and Merger.

K – Costs

The estimated costs to Embrapar of undertaking the Acquisition and Merger operation will be on the order of approximately R$5,000,000.00 (five million reais), including expenses relating to publications, auditors, evaluators, lawyers and other technical experts contracted to advise on the transaction.

L– Other information on the operation

The enactment of the Acquisition and Merger will lead to the extinction of Atlantis and Latam Brasil, and the transfer to Embrapar of all their assets, rights and obligations.

The registration as a publicly traded company of, Embrapar, at the Securities and Exchange Commission, will be maintained.

The National Telecommunications Agency (Anatel), consulted in advance, has stated that the terms and conditions for the Acquisition and Merger are in accordance to the applicable law, and all approvals required were obtained. The implementation of the Acquisition and Merger does not relay on any other governmental approval.

M – Availability of documents

3.1. Finally, we communicate that: (i) the Protocol and Reasons; and (ii) the financial statements which served as the basis for calculating the net worth of the companies involved in the transaction, in the Base Date (audited, in the form of art. 12 of CVM Instruction n.º 319 – in the Acquisition and Merger date), as well as all other documents cited in art. 3º of the same norm, will be sent to the Securities and Exchange Commission and the São Paulo Stock Exchange and will be available from October 4th 2005 on the Internet – at the address: www.embratel.com.br/ir – or at the company head office of Embrapar, located at Av. Presidente Vargas, n.º 1012, in the City and State of Rio de Janeiro; where shareholders must appear in person with proof of their status as shareholder or through a duly assigned attorney on working days between 10.00 am and 5.00 pm. Shareholders from the Fungible Custody of Registered Shares of the Stock Exchange who wish to visit must present a statement issued at most 02 (two) days prior to their visit, containing the respective stock holding.

Rio de Janeiro, September 30th 2005

EMBRATEL PARTICIPAÇÕES S.A.
ISAAC BERENSZTEJN
INVESTOR RELATIONS DIRECTOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.